SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File no. 0-629

(Check One)  (  ) Form 10-K  (X) Form 11-K (  )Form 20-F(  )Form 10-Q
             (  ) N-SAR

For the period ending:  DECEMBER 31, 1998

(  ) Transition Report on Form 10-K      (  )Transition Report on Form 10-Q
(  ) Transition Report on Form 20-F      (  )Transition Report on Form 11-K
(  )  Transition Report on Form N-SAR

For the Transition Period Ended: ----------------------------------------


Read attached instruction sheet before preparing form.  Please print or type.

Nothing in this form shall be constructed to imply that the Commission verified an information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:------------------------------


Part I. Registrant Information

Full name of Registrant:    NORTHWESTERN CORPORATION
    			                --------------------------

Former name of applicant:  NORTHWESTERN PUBLIC SERVICE COMPANY
                       -------------------------------------

Address of the principal executive office (Street and number)
    						600 Market Street West
							------------------------------
City, State, Zip Code   	 Huron, South Dakota  57350
                 				  -------------------------------

Part II. Rule 12-b-25 (b) and (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

(   )  (a) the reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense;

(   )  (b) The subject annual report, semi-annual report, transition report on
Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or
before the 15th calendar day of the following	prescribed due date; or the
subject quarterly report or transition report on 10, or portion thereof 	will
be filed on the fifth calendar day following the prescribed due date; and

( X ) (c) The accountant's statement or other exhibit required Rule 12b-25(c) has been attached if applicable.


Part III. Narrative

Stated below in reasonable detail the reasons why Form 10-K, 11-K, 20-F,
10-Q, N-SAR or the transition report of thereof could not be filed with in the
prescribed time period.  (Attached extra sheets if needed.)   See Attached

Part IV.  Other Information

	(1)     Name and telephone number of the person to contact in regard to this notification

DAVID A. MONAGHAN		(605)			    353-7566
------------------------------------------
  (Name)         (Area Code)	     (Telephone number)

	(2)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
 Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the
 answer is no, identify report(s).		( X )  Yes      ( )  No

	(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report
 thereof?						(  )  Yes      ( X )  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.

      			NORTHWESTERN CORPORATION
-------------------------------------------------
			(Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

DATE 6/30/98			By: 	/s David A. Monaghan
     -------			----------------------------
					          	David A. Monaghan
               	Treasurer & Controller

Instruction.  The form may be signed by executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed and printed beneath the signature.
If the statement is signed on behalf of the registrant's by an authorized representative (other than an executive officer, evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
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This letter serves to meet the requirements of the Rule-12b-25(c) as it relates to the Form 12b-25 to be filed by Northwestern Corporation for (I)
the Northwestern Public Service Company Employee Stock Ownership Plan and
Trust Agreement; (ii) the Northwestern Public Service Variable Investment
Plan and Trust Agreement;	 (iii) the Northwestern Public Service Supplemental
Variable Investment Plan, notifying you of a late filing of the Form 11-K for each of the plans for year ended December 31, 1997.  Form 11-statements of the Plan and we anticipate being unable to complete our audit by the filing deadline due to certain delays in the preparation of the financial data.